QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Amendment No. 1

MUSICLAND STORES CORPORATION
(Name of Subject Company (Issuer))

EN ACQUISITION CORP. (Offeror)
a wholly-owned subsidiary of
 BEST BUY CO., INC. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

62758B109
(CUSIP Number of Class of Securities)

Richard M. Schulze
Best Buy Co., Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344
(952) 947-2000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

AMENDMENT No. 1 to SCHEDULE TO

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on December 21, 2000 relating to the offer by EN Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct, wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Musicland Stores Corporation, a Delaware corporation ("Musicland"), at a purchase price of $12.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 4.  Terms of the Transaction

    The first sentence of the third to last paragraph in Section 14 of the Offer to Purchase ("Certain Conditions of the Offer"), is amended to read in its entirety as follows;

    "The foregoing conditions are for the sole benefit of the Purchaser and Best Buy and may be asserted by the Purchaser or Best Buy or may be waived by the Purchaser or Best Buy in whole or in part at any time and from time to time in their sole discretion until the expiration of the Offer and until acceptance for payment of the Shares; provided that the Minimum Tender Condition may not be waived or amended without the prior written consent of Musicland."

    The information under the subheading "Antitrust" in Section 15 of the Offer to Purchase ("Certain Legal Matters and Regulatory Approvals") is hereby added to add to the end of such subsection the following sentence:

    "The waiting period under the HSR Act expired on January 3, 2001."

Item 11.  Additional Information

    On January 4, 2001, Best Buy issued a press release which is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 12.  Materials to be Filed as Exhibits

Exhibit 99.1	Press Release issued by the Filing Person on January 4, 2001. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EN ACQUISITION CORP.
	By:	/s/ ALLEN U. LENZMEIER Name: Allen U. Lenzmeier Its: Executive Vice President and Chief Financial Officer
BEST BUY CO., INC.
	By:	/s/ ALLEN U. LENZMEIER Name: Allen U. Lenzmeier Its: Executive Vice President and Chief Financial Officer
Dated: January 8, 2001

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by the Filing Person on January 4, 2001.

QuickLinks

AMENDMENT No. 1 to SCHEDULE TO
SIGNATURE
EXHIBIT INDEX